Filed by Barrick Gold Corporation
This communication is filed pursuant to
Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Placer Dome Inc.
Commission File Number: 333-130864
Date: January 20, 2006

MINESITE DRAFT

Important Notice
On November 10, 2005, Barrick filed with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular. On January 5, 2006, Barrick filed with the SEC a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular and the notice of variation and extension. On January 20, 2006 Barrick filed with the SEC an amended Registration Statement on Form F-10 which includes Barrick’s notice of extension and subsequent offering period. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular dated November 10, 2006 and the notice of variation and extension dated January 5, 2006 have been sent, and the notice of extension and subsequent offering period dated January 20, 2006 will be sent, to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and take-over bid circular, the notice of variation and extension dated January 5, 2006, the notice of extension and subsequent offering period dated January 20, 2006 and other disclosure documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to RBC Dominion Securities Inc. or Merrill Lynch Canada Inc., who are acting as Barrick’s Canadian dealer managers, RBC Capital Markets Corporation, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are acting as Barrick’s U.S. dealer managers, or Kingsdale Shareholder Services Inc. for Canada (Toll Free 1-866-877-2571) or MacKenzie Partners, Inc. for the United States and other locations (Toll Free 1-800-322-2885) who are acting as Barrick’s Information Agents.

Welcome to Barrick Introduction Acquisition Rationale Video Presentation Integration Process Barrick Values Discussion

Acquisition Rationale Creates value for Barrick and Placer Dome shareholders Strength, breadth and scale to capitalize on industry opportunities Annual estimated synergies of approximately $200 million for Barrick from: ^ Operations ^ Exploration ^ Procurement ^ General Administration ^ Finance and Tax ^ Additional capital synergies

Barrick Mines Projects Placer Dome Mines Projects Barrick and Placer - A Natural Fit

Welcome to Barrick This is a very exciting time for all of Barrick - new employees and old People are key to making the integration of the companies successful We are striving to keep operations running in a 'business as usual' mode The overriding priority is to focus on safely delivering results

How integration will impact you? Site integration will occur over a 2-3 month period During this period, operating practices and procedures remain the same and HR policies, employee pay and benefits will continue to be managed under the current systems Any changes to the status quo will be communicated in advance. As questions arise, we will try to answer them or provide information through employee communications At operating sites, we do not expect many personnel changes Increased scale of the combined company will offer more opportunities for people

Urgent Actions Review and Assessment Immediate actions required: Assume leadership responsibilities Welcome our new employees Review and assess Placer Dome operations, people and projects Organization Design and Talent Assessment Get the right people in the right places - make any necessary changes to the way we should be organized going forward Harmonizing Actions and Driving Value Detailed on-site mine reviews to share best practices and improve results Quickly eliminate redundancies Rationalize processes and systems Capture the value we promised to our owners Integration Timeline

The Integration Process Integration starts today - a 100 day plan Regional Project Management Office - Integration team Aims: Minimize disruption of operations Assess people, roles and responsibilities Gain better understanding of operations and office functions Approach: Barrick "ambassadors" to all sites and offices Ambassadors and Placer Dome contacts manage all information flow

Operational Review Teams Each Barrick site undergoes an evaluation by an operations review team (ORT) as part of the annual business cycle The objective: to make improvements and adopt best practices wherever possible Similar ORT's will be conducted at your site as part of the integration

Integration Success The quicker we can bring the companies together the greater the benefits Less disruption for you Normal operating environment Capture synergies - stronger company Focus on the future Maintain a safe working environment Open communication channels will be vital to our success

How Barrick views this acquisition Placer Dome is a large company with many assets, people and projects to integrate We will strengthen our competitive position The integration is a huge challenge We have learned valuable lessons At the site - we are focused on delivering results in a safe and productive manner At Barrick, we are talent-friendly and treat people with dignity and respect

Where do we go from here? We are here to earn your respect and trust Our vision is to be the world's best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner As a member of the Barrick team, we ask that you be guided by our values and become familiar with our policies and procedures over time

Our Values and the Barrick Way Behave Like an Owner Act With a Sense of Urgency Be a Team Player Continually Improve Deliver Results The Barrick Way - our culture - how to achieve our vision of becoming the best gold company

Where can I find information? Information channels available to you: On-site Barrick Ambassador to answer your questions Placer Dome people will continue to be able to answer your questions or get you information Placer Dome Intranet & Barrick Internet Barrick publications such as Barrick News, Barrick Info and Barrick Update We will provide you with additional information as it becomes available

(Sample of Regional Slide:) Barrick's Australia/Africa RBU President - John Shipp RBU headquarters - Perth Our plans Initially integrate Placer Dome Australian, African and PNG operations into current Barrick AARBU Subsequently establish separate Africa Regional Business Unit in the future. In the interim, Tanzania and South Africa to report to Perth RBU headquarters will remain in Perth Barrick Exploration Green fields managed out of Toronto with regional offices Brown fields/mine exploration is the responsibility of site General Managers

Discussion - Questions and Answers